1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

May 12, 2015

VIA EDGAR

Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115, 811-08399

Dear Mr. Cowan:

In an April 8, 2015 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 77 (“PEA 77”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 79 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 27, 2015. PEA 77 was filed in connection with the annual update of the Registrant’s Administrative Class, Institutional Class, and Advisor Class and Class M prospectuses and Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 77.

All Prospectuses

Comment 1: The Shareholder Fees section of each Portfolio’s fee table states “None.” Delete “None” and revise to state “N/A” (or delete the caption in its entirety) to avoid potential investor confusion in light of the variable contract fees and expenses that may be charged in addition to the fees and expenses of the Portfolio.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Mark Cowan May 12, 2015 Page 2

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.1

The sentence immediately preceding the Shareholder Fees section of the fee table states “[o]verall fees and expenses of investing in the Portfolio are higher than shown because the table does not reflect variable contract fees and expenses.” In light of this sentence, the Registrant believes the possibility for investor confusion is remote. Furthermore, the current response of “None” is the most accurate description of the shareholder fees charged by the Portfolio. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 2: Certain Portfolios include fee table footnotes relating to the Portfolio’s interest expense. Such footnotes are neither permitted nor required by Form N-1A. Please delete.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.2

To the extent a Portfolio enters into certain investments, such as reverse repurchase agreements, the Portfolio incurs interest expense. Interest expense is required to be treated as an expense of the Portfolio for accounting purposes,3 but the amount of interest expense, if any, will vary from year to year with the Portfolio’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Portfolios have a “unified fee” structure wherein each Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolios. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Portfolios’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for

[1]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 1 (April 30, 2014).

[2]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 2 (April 30, 2014).

[3]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Mark Cowan May 12, 2015 Page 3

shareholders and also bears the costs of various third-party services required by the Portfolios, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses a Portfolio does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Portfolio’s interest expense. As interest expense may vary, causing a Portfolio to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).4 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).5 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Portfolio with other mutual funds. Without the current fee table footnotes describing the relevant Portfolios’ interest expense and its effect on such Portfolios’ expense ratios, the Registrant believes the Portfolios’ fee tables would not adequately facilitate an investor comparison of the Portfolios’ costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Portfolios have a unique unified fee structure as described above, what comprises “Other Expenses” for the Portfolios is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Portfolios’ total expense ratio from year to year as compared to other mutual

[4]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Inv. Co. Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

[5]	Id. at 16-17.

Mark Cowan May 12, 2015 Page 4

funds’ expense ratios is likely to be quite different. For example, because the Portfolios do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Portfolios, investors in the relevant Portfolios have reasonably come to expect that the total expense ratio of the relevant Portfolios is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Portfolio needs to disclose “Other Expenses,” investors may not understand that the Portfolio operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolios’ unified fee structure unless the Portfolios include explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Portfolios’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in a Portfolio’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why a Portfolio’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 3: Certain Portfolios include a fee table footnote relating to the Portfolio’s Other Expenses that notes such expenses pertain to “estimated organizational expenses.” This footnote is neither permitted nor required by Form N-1A since only a footnote noting that Other Expenses are estimated is permitted. Please revise.

Mark Cowan May 12, 2015 Page 5

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.6

Form N-1A specifically permits or requires a New Fund (as defined by Instruction 6 to Item 3), such as each of the Portfolios that include the referenced fee table footnote, to include a footnote to its fee table indicating that “Other Expenses” are estimated for the current fiscal year. Therefore, the Registrant understands the Staff’s comment as a request to delete the word “organizational” from the current footnote so that the footnote only indicates “Other Expenses” are estimated without providing further detail regarding the nature of the “Other Expenses” (i.e., without including the word “organizational”) and/or by combining footnotes that relate to the components of “Other Expenses” or describe “Other Expenses” generally.

As discussed in response to comment 2, unlike many other fund complexes, each Portfolio has a “unified fee” structure wherein the Portfolio pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Portfolio. This unified management fee structure is described in the Portfolio’s statutory prospectus and disclosed in the Management Fee line item of the fee table. Under the unified fees, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Portfolio, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under two fixed fees. Accordingly, the Registrant believes that investors in other series of the Registrant have come to expect a total expense ratio from year to year that is typically fixed.

There are, however, certain expenses the Portfolio does bear that are not covered under the unified fee structure which may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is organizational

[6]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 3 (April 30, 2014).

Mark Cowan May 12, 2015 Page 6

expense.7 As organizational expense by its nature is temporary and is only incurred in connection with the organization of the Portfolio, the Registrant believes that failure to include a brief explanation that “Other Expenses” relate to organizational expense, and is therefore temporary, may create investor confusion. The Registrant believes a brief footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome.

Comment 4: To the extent Short Sale Risk is a principal risk of investing in a Portfolio, confirm whether the expenses associated with short sales will be reflected in the Portfolio’s fee table.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.8

To the extent an operational Portfolio has (or a non-operational Portfolio is anticipated to) incur expenses relating to dividends paid on short sales, such Portfolio will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. A Portfolio may not incur such short sale expenses if the Portfolio obtains short exposure through derivative instruments that do not result in short sale expenses for the Portfolio. For example, when investing in short positions with respect to an index, the Portfolio may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Portfolio would not be liable for any dividends paid by the stocks comprising the index during the time the Portfolio is shorting a future on the index. Through this and other similar methods of short exposure, the Portfolios may not incur expenses related to the payment of dividends on short sales.

Comment 5: Certain Portfolios’ performance information section includes a description of the Portfolio’s broad-based securities market index. Such description is neither permitted nor required by Form N-1A. Please delete.

[7]

Any organizational expense exceeding 0.49 basis points (measured as a percentage of the Portfolio’s assets attributable to the applicable class of shares) is waived or reimbursed consistent with the terms of the Expense Limitation Agreement between the Portfolio and PIMCO.

[8]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 4 (April 30, 2014).

Mark Cowan May 12, 2015 Page 7

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.9

General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors.” The Registrant believes that a concise narrative description of the Portfolio’s broad-based securities market index is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Portfolio’s performance against the performance of a broad-based securities market index, the Registrant believes it is “effective communication” to concisely describe the index to investors, particularly since the index serves as a benchmark for the Portfolio’s performance. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the index provides helpful, clarifying information for investors. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

Comment 6: In the Other Important Information Regarding Portfolio Shares section of each Portfolio’s Portfolio Summary, please include a page number cross-reference to the corresponding Summary of Other Important Information Regarding Portfolio Shares section of the prospectus.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.10

The Registrant has reviewed the referenced disclosure and believes it is appropriate and sufficient in light of Form N-1A requirements. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the Staff’s comment.

[9]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 5 (April 30, 2014).

[10]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 6 (April 30, 2014).

Mark Cowan May 12, 2015 Page 8

PIMCO All Asset Portfolio

Comment 7: Please round all percentages in the fee table to the nearest hundredth of one percent per Instruction 1 to Item 3 of Form N-1A.

Response: The Registrant’s response, set forth below, is the same as the response provided to similar comments to several of the Registrant’s prior post-effective amendments, including, most recently, a comment to Post-Effective Amendment No. 69.11

The Portfolio’s contractual advisory fee is set at 0.175% as a percentage of the Portfolio’s average daily net assets. Accordingly, and for the reasons described in more detail below, the Registrant believes it is important to continue to accurately disclose the exact Management Fees and Total Annual Portfolio Operating Expenses based on the contractual advisory fee, without rounding up or down to the nearest hundredth of one percent.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).12 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).13 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Portfolio with other mutual funds. Without a presentation of the precise advisory fee for the Portfolio, the Registrant believes the Portfolio’s fee table may not adequately facilitate an investor comparison of the Portfolio’s true costs against other mutual funds’ costs as investors will not have precise information in which to accurately make such a cost comparison. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and a presentation of the precise advisory fee is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Portfolio’s true advisory fee unless the Portfolio includes the precise fee in the fee table. The Registrant believes rounding fee table percentages to the nearest hundredth of one percent may

[11]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 7 (April 30, 2014).

[12]	Summary Prospectus Adopting Release, at 31.

[13]	Id. at 16-17.

Mark Cowan May 12, 2015 Page 9

cause the fee table to fall short in meeting the SEC’s objective of providing clear, concise information to facilitate cost comparisons across different mutual funds because the Portfolio’s true advisory fee would be presented in an imprecise, rounded manner.

General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” The Registrant believes it is “effective communication” within the meaning of the General Instruction to disclose the exact expenses of investing in the Portfolio, based on the contractual advisory fee set out to the thousandth of one percent, without rounding up or down. Moreover, the Registrant believes rounding the Portfolio’s Management Fees and Total Annual Portfolio Operating Expenses to the nearest hundredth of one percent may mislead and confuse investors. For example, investors may be confused as to why the Portfolio’s total expense ratio has changed from previous years if the Registrant were to round the percentages in response to the Staff’s request, or otherwise may be confused as to the true contractual advisory fee of the Portfolio if the Registrant were to disclose a rounded percentage (i.e., if the Portfolio were to round up, the investor would inaccurately believe they are paying a higher advisory fee rate than the actual advisory fee, a scenario that is disadvantageous to the Portfolio and investors). Moreover, if a summary prospectus is used to satisfy delivery obligations to investors, the investor will typically only see the fee table presentation of the Management Fees and Total Annual Portfolio Operating Expenses, not the precise advisory fee as disclosed in response to Items 10 and 13 of Form N-1A, and therefore may be unaware of the precise advisory fee if disclosed in the statutory prospectus only. The Registrant believes disclosing the precise Management Fees and Total Annual Portfolio Operating Expenses in the Portfolio’s fee table more accurately presents the true costs to the investor of investing in the Portfolio and that doing so is “effective communication” within the meaning of Form N-1A.

Comment 8: Footnote 4 to the fee table states, in relevant part, “PIMCO has contractually agreed, through May 1, 2016, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.64% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.” (emphasis added). Consider clarifying what “total expenses” means in this context.

Response: Comment acknowledged. The reference to “total expenses” in this context is a reference to Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees incurred by the Portfolio. Although the Registrant has not revised the footnote at this time, the Registrant will consider doing so at the next opportunity.

Mark Cowan May 12, 2015 Page 10

Comment 9: The second paragraph of the Principal Investment Strategies states:

The Portfolio may invest in any or all of the Underlying PIMCO Funds, but will not normally invest in every Underlying PIMCO Fund at any particular time. The Portfolio’s investment in a particular Underlying PIMCO Fund normally will not exceed 50% of its total assets. The Portfolio will not invest in the Short Strategy Underlying PIMCO Funds, which seek to gain a negative exposure to an asset class such as equities or commodities. The Portfolio’s combined investments in the Equity-Related Underlying PIMCO Funds will not exceed 50% of its total assets. In addition, the Portfolio’s combined investments in Inflation-Related Underlying PIMCO Funds, which seek to gain exposure to an asset class such as U.S. Treasury Inflation-Protected Securities (“TIPS”), commodities, or real estate, normally will not exceed 75% of its total assets. (emphasis added).

Please delete the third sentence of this paragraph as it is negative strategy disclosure, which is not a principal investment strategy.

Response: The Registrant believes the third sentence is important information that is appropriate in the broader context of the entire paragraph. The paragraph, taken in its entirety, discloses that the Portfolio may invest in any or all of the Underlying PIMCO Funds, subject to certain exceptions and limitations. Since the prospectus includes multiple funds-of-funds, each of which invests in a specific mix of Underlying PIMCO Funds, and such Underlying PIMCO Funds are grouped into defined categories such as “Short Strategy,” “Equity-Related,” “Inflation-Related,” etc. as set forth in the back of the prospectus, it is important to clearly disclose the Portfolio-specific exceptions and limitations that apply to the Portfolio’s investments in “any or all” of the Underlying PIMCO Funds. For example, certain other funds-of-funds in the same prospectus may invest in the Short Strategy Underlying PIMCO Funds, but since the Portfolio may not, the Portfolio seeks to clearly disclose this fact in the context of disclosing the Underlying PIMCO Funds in which the Portfolio may invest. Accordingly, the Registrant has not revised the Principal Investment Strategies at this time.

PIMCO All Asset Portfolio and PIMCO All Asset All Authority Portfolio

Comment 10: Delete “Issuer Non-Diversification Risk” if the Portfolios are classified as “diversified” for 1940 Act purposes.

Response: As of the date of this response, the All Asset Portfolio is classified as “diversified” for 1940 Act purposes, while the All Asset All Authority Portfolio is “non-diversified” for 1940 Act purposes. Notwithstanding the All Asset Portfolio’s status as “diversified,” the Portfolio has

Mark Cowan May 12, 2015 Page 11

retained Issuer Non-Diversification Risk as a principal risk because the risk, as set forth in the prospectus, is intended to provide a broader discussion of potential risks than those associated solely with investments made by a “non-diversified” company as defined by Section 5 of the 1940 Act. Below is a relevant excerpt from the principal risk, as disclosed in the Description of Principal Risks section of the prospectus:

Focusing investments in a small number of issuers increases risk. Portfolios that are “non-diversified” may invest a greater percentage of their assets in the securities of a single issuer (such as bonds issued by a particular state) than portfolios that are “diversified.” Portfolios that invest in a relatively small number of issuers are more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Some of those issuers also may present substantial credit or other risks.

To the extent that the PIMCO All Asset and PIMCO All Asset All Authority Portfolios invest a significant portion of their assets in an Underlying PIMCO Fund, the PIMCO All Asset and PIMCO All Asset All Authority Portfolios will be particularly sensitive to the risks associated with that Underlying PIMCO Fund. (emphasis added).

As noted by the second paragraph quoted above, the principal risk disclosure encompasses risks associated with investing in a small number of Underlying PIMCO Funds, which the Portfolios may do from time to time, which is beyond the scope of risks attributable solely to 1940 Act “non-diversified” status. Accordingly, the Portfolios believe their current principal risk disclosure is appropriate as is and have not revised their disclosure in response to this comment.

Comment 11: “Municipal Bond Risk” defines Municipal Bonds by reference to debt securities whose interest is, in the opinion of bond counsel for the issuer at the time of issuance, exempt from federal income tax. Delete or move “in the opinion of bond counsel for the issuer at the time of issuance” from the Principal Risks disclosure as the Staff believes this level of detail is better suited for supplemental risk disclosure outside of the summary prospectus.

Response: Since this language is a key component of the definition of “Municipal Bonds,” as such defined term is used in this principal risk and elsewhere in the prospectus, the Registrant believes it is important to retain the language as is. Accordingly, the Registrant has not revised this principal risk in response to this comment.

Mark Cowan May 12, 2015 Page 12

PIMCO CommodityRealReturn® Strategy Portfolio

Comment 12: The Portfolio’s primary benchmark index appears to have changed since last year’s annual update filing. Please address whether a side-by-side comparison of the old and new indexes will be provided pursuant to Instruction 7 to Item 27(b)(7) of Form N-1A.

Response: The Portfolio did not change its primary benchmark index; the existing index changed its name. Accordingly, to avoid any potential for investor confusion, the Portfolio has added the following disclosure in the Portfolio’s Performance Information section, “Prior to June 30, 2014, the Bloomberg Commodity Index Total Return was named Dow Jones-UBS Commodity Index Total Return.”

PIMCO Diversified Income Portfolio

Comment 13: The Portfolio’s Performance Information section refers to the Portfolio not having commenced operations as of the date of the prospectus. Please confirm or correct this reference. Also, please confirm whether the Portfolio is a New Fund within the meaning of Instruction 6 to Item 3 of Form N-1A and conform the number of years set forth in the Expense Example, if required.

Response: The Registrant’s response, set forth below, is the same as the response provided to the same comment to Post-Effective Amendment No. 69.14

The Registrant confirms that the PIMCO Diversified Income Portfolio has not commenced operations as of the completion of the Registrant’s annual update to its registration statement, as filed on April 24, 2015. Accordingly, the Portfolio is a New Fund within the meaning of Instruction 6 to Item 3 of Form N-1A.

PIMCO Foreign Bond Portfolio (Unhedged)

Comment 14: Please address whether the defined term “Fixed Income Instruments” includes both fixed-rate and floating-rate bonds.

Response: The defined term “Fixed Income Instruments” does not specifically reference fixed-rate and floating-rate bonds within its definition, which is set forth in the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section of the prospectus. Accordingly, those instruments comprising Fixed Income Instruments may include both fixed-rate and floating-rate instruments.

[14]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 10 (April 30, 2014).

Mark Cowan May 12, 2015 Page 13

PIMCO Global Advantage® Strategy Bond Portfolio

Comment 15: Since the Portfolio may count derivatives towards satisfying its 80% names rule policy, please confirm that the Portfolio values derivatives at market value for purposes of the 80% names rule policy.

Response: The Portfolio will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Portfolio is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating the Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively, “Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Portfolio is selling protection, the Portfolio counts the full notional value of the derivative in aggregating each Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name because the Portfolio’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring the Portfolio’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Portfolio’s name are divided by the value of the Portfolio’s net assets plus borrowings for investment purposes.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.15 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”16 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

[15]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[16]	35d-1 Adopting Release at Sec. I.

Mark Cowan May 12, 2015 Page 14

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.17 In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.18 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,19 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.20 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating the Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name, is a better indicator of potential investment return and more accurately aligns the Portfolio’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

[17]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[18]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[19]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[20]	See Derivatives Release at n. 16.

Mark Cowan May 12, 2015 Page 15

The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.21 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.22 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”23 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”24

The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.25 If the Portfolio were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Portfolio’s relevant investments providing exposure

[21]	35d-1 Adopting Release at n.13.

[22]	Id.

[23]	Id.

[24]	See 35d-1 Adopting Release at n. 26.

[25]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating the Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name.

Mark Cowan May 12, 2015 Page 16

to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Portfolio is exposed by means of Notional Value Derivatives.

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating the Portfolio’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Portfolio’s name is appropriate because the Portfolio’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes the Portfolio faces the possibility that the Portfolio’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Portfolio’s Notional Value Derivatives, and that the Portfolio’s return could differ from the investments suggested by the Portfolio’s name.

PIMCO Global Diversified Allocation Portfolio

Comment 16: Footnote 2 to the Portfolio’s fee table states:

PIMCO has contractually agreed, through May 1, 2016, to waive, first, the advisory fee and, second, the supervisory and administrative fee it receives from the Portfolio in an amount equal to the expenses attributable to the Management Fees of Underlying PIMCO Funds indirectly incurred by the Portfolio in connection with its investments in Underlying PIMCO Funds, to the extent the Portfolio’s Management Fees are greater than or equal to the Management Fees of the Underlying PIMCO Funds. This waiver renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term.

Consider revising this footnote to make it more plain English.

Response: Comment acknowledged. In consideration of the Staff’s comment, the Registrant has reviewed the footnote and has determined not to incorporate revisions at this time.

Mark Cowan May 12, 2015 Page 17

PIMCO Global Multi-Asset Managed Allocation Portfolio and PIMCO Global Multi-Asset Managed Volatility Portfolio

Comment 17: Since the Portfolios have “global” in their names, disclose that each Portfolio will invest a “significant” amount of its assets (e.g., 40% of the Portfolio’s assets) in non-US investments. See footnote 42 of the adopting release for Rule 35d-1.

Response: Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.26 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).27 Accordingly, the Registrant believes the Portfolios’ current disclosure regarding the number of countries in which each Portfolio will invest is sufficient.28

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.29 Furthermore, the application of a particular quantified test to a Portfolio (i.e., “significant amount” or “40%”) would result in disparate treatment of the Portfolios as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

PIMCO Global Multi-Asset Managed Volatility Portfolio

Comment 18: Since Convertible Securities Risk is a principal risk of investing in the Portfolio, discuss the Portfolio’s investment in convertible securities in the Principal Investment Strategies.

[26]	35d-1 Adopting Release at n. 42.

[27]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[28]

The Portfolio Summary—Principal Investment Strategies section for each Portfolio states “The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States).”

[29]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Mark Cowan May 12, 2015 Page 18

Response: Convertible Securities Risk is included as a principal risk primarily due to the Portfolio’s potential investment in Underlying PIMCO Funds that are subject to Convertible Securities Risk as a principal risk. Accordingly, the Portfolio is indirectly subject to Convertible Securities Risk by way of its investment in certain Underlying PIMCO Funds that are subject to such risk directly. Accordingly, no revisions have been made to the Principal Investment Strategies.

PIMCO Money Market Portfolio

Comment 19: Delete footnote 2 to the fee table describing a temporary, voluntary fee waiver arrangement as this footnote is neither permitted nor required by Form N-1A.

Response: The Registrant’s response, set forth below, is the same as the response provided to the same comment to Post-Effective Amendment No. 69.30

The agreement that permits the temporary and voluntary fee waiver and expense reimbursement described by the footnote has an indefinite term. As indicated by the language of the footnote itself, the Registrant notes that neither the fee table captions presented, nor the numbers within the fee table, has been modified in any way to reflect any actual fees waived, past or present. In other words, the Portfolio is not relying on Instruction 3(e) to Item 3 of Form N-1A, which permits modification of the fee table captions and additional explanatory disclosure of contractual fee waivers in place for at least one year. Rather, the Registrant includes a footnote to the fee table to communicate clear, concise disclosure to Portfolio investors regarding important information in a location most likely to be read by investors.

The Registrant notes that General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors.” In furtherance of the Item 3 of Form N-1A requirements regarding the fee table, the Registrant believes it is “effective communication” within the meaning of the General Instruction to add a single footnote to the fee table to clearly and concisely communicate the potential steps PIMCO and its affiliates may take to maintain positive net yield for a money market fund. In the current low-yield environment, the Registrant believes this is important information to communicate to investors in a section of the Portfolio Summary most likely to be read, with a reference to additional information in the statutory prospectus. Moreover, the

[30]

See Letter from Adam T. Teufel to Mark Cowan, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 69, at comment 13 (April 30, 2014).

Mark Cowan May 12, 2015 Page 19

inclusion of the footnote, in addition to providing clear, concise information to investors, does not lengthen the Portfolio Summary in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the footnote provides helpful, clarifying information for investors.

SAI

Comment 20: The Portfolios’ Fundamental Investment Restriction #1 states “A Portfolio may not concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time…” (emphasis added). Consider adding additional disclosure separate from this fundamental investment restriction that clarifies what is meant by “as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction”.

Response: Comment acknowledged. The 1940 Act does not include definitions of the terms “concentration” and “industry or groups of industries.” The SEC has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its assets in a particular industry or group of industries.31 The SEC also has stated that, in determining industry classifications, a fund may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.32 The Registrant monitors for compliance with Fundamental Investment Restriction #1 in conformance with the foregoing statements of the SEC. However, the Registrant has not added additional SAI disclosure on this issue at this time.

Comment 21: The SAI states, “With respect to investments in Underlying PIMCO Funds by the PIMCO All Asset, the PIMCO All Asset All Authority, the PIMCO Global Diversified Allocation,

[31]

See Derivatives Release at Sec. V.A. See also Form N-1A, Item 9, instruction 4 (defining industry concentration for Form N-1A disclosure purposes as “investing more than 25% of a Fund’s net assets in a particular industry or group of industries”); but compare Form N-2, Item 8.2.b (instruction) (defining industry concentration for Form N-2 purposes as “25 percent or more of the value of Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries”). See also, e.g., Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23064 (Mar. 13, 1998) (“Release 23064”) (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”).

[32]	See Derivatives Release at Sec. V.A (internal citations omitted).

Mark Cowan May 12, 2015 Page 20

the PIMCO Global Multi-Asset Managed Allocation and the PIMCO Global Multi-Asset Managed Volatility Portfolios, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Portfolios may invest are not considered to be securities purchased by these Portfolios for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds (and their investment adviser) may not ignore the stated concentration policy of any underlying fund (affiliated or unaffiliated) in which the fund-of-fund invests for purposes of calculating the fund-of-fund’s compliance with its concentration policy.

Response: As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of Underlying PIMCO Funds. It is also the case that no Underlying PIMCO Funds (except the PIMCO Capital Securities and Financials Fund) currently has a policy to concentrate in any industry – to the contrary, each Underlying PIMCO Fund (except the PIMCO Capital Securities and Financials Fund, which concentrates in a group of industries related to banks) has adopted a fundamental policy to not concentrate in any industry (except that the PIMCO Money Market Fund may concentrate its investments in securities or obligations issued by U.S. banks). We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy.

The PIMCO funds-of-funds disclose that they do not treat Underlying PIMCO Funds as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.33 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the fund-of-funds’ concentration policy. Also, to the extent an Underlying PIMCO Fund has adopted a policy to concentrate in a particular industry, the PIMCO funds-of-funds will take such policy into account to the extent they invest in such Underlying PIMCO Fund.

[33]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Mark Cowan May 12, 2015 Page 21

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 77 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 12, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 79 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on February 27, 2015 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

President

cc:	Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw